SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25

              Commission File Number: 000-15066

                 NOTIFICATION OF LATE FILING

___Form 10-K ___  Form 11-K  ___Form 20-F  _X_Form 10-Q
___ Form N-SAR

               For Period Ended: December 31, 2004

___Transition Report on Form 10-K   ___Transition Report on Form 10-Q
___ Transition Report on Form 20-F  ___Transition Report on Form N-SAR

              For the Transition Period Ended:
              _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the
notification relates:
____________________________________________________________
___________________________________________________

                           PART I
                   REGISTRANT INFORMATION

Full name of registrant                 Vertex Interactive, Inc.
Former name if applicable
Address of principal executive office   3619 Kennedy Road
City, state and zip code                South Plainfield, NJ 07080


                           PART II
                   RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

 ___     (a)  The reasons described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;
 _X_     (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
___      (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

                          PART III
                          NARRATIVE

     State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                           PART IV
                      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Nicholas R. Toms      (908)        756-2000
        (Name)         (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).


_X_Yes    ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


___Yes    _X_  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                  Vertex Interactive, Inc.
         Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  February 14, 2005      /s/ Nicholas R. Toms
                              By: Nicholas R. Toms
                              Chief Executive Officer